

Crown Point Mine
Shoal Lake
Bag Bay
Love Lake
Hall Lake
Cedar Island Mine
KPM Property
Mikado Mine
Imperial Mine
Olympia Mine
Helldiver Bay
LEGEND
Late Felsic Intrusive Rocks
Early Felsic Intrusive Rocks
Mafic Intrusive Rocks
Metasediments
Massive Felsic Volcanic Rocks
Felsic Volcaniclastic Rocks
Mafic Metavolcanics
Lineament
Mineralized Shear Zone
Past Gold Producer
Mineralized Gold Shoot
Gold Occurrence
Amador Gold Corp.
KPM Property
Kenora, Ontario
General Geology Map
November 2004
2640 ft
0
1320 ft